NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	December 31, 2007	December 31, 2006
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,357,104	2,452,529

Total Diluted Shares	2,370,853	2,471,365

Net Income	$402,428	$417,356

Basic Earnings Per Share	$0.17	$0.17

Diluted Earnings Per Share	$0.17	$0.17

	Six Months Ended	Six Months Ended
	December 31, 2007	December 31, 2006
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,386,528	2,450,646

Total Diluted Shares	2,402,895	2,470,994

Net Income	$832,993	$872,023

Basic Earnings Per Share	$0.35	$0.36

Diluted Earnings Per Share	$0.35	$0.35